Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

(Supplementing Preliminary Prospectus Dated October 31, 2006)

Registration Statement No. 333-133302

Dated November 9, 2006

KBR, Inc.

On November 9, 2006, KBR, Inc. filed Amendment No. 5 to its registration statement on Form S-1 relating to the initial public offering of its common stock in order to update and revise certain disclosures that had been included in its preliminary prospectus dated October 31, 2006, referred to herein as the “preliminary prospectus.” This free writing prospectus contains and summarizes disclosure that is included in the prospectus in Amendment No. 5 to the registration statement that either did not appear in or updates the disclosure in the preliminary prospectus. References in this free writing prospectus to “KBR,” “Halliburton” or the terms “we,” “us” or other similar terms are used in the same manner as described in the preliminary prospectus. This free writing prospectus relates only to KBR’s initial public offering of its common stock and should be read together with the preliminary prospectus and the registration statement relating to these securities. The most recent registration statement (including a prospectus) can be accessed through the following link: www.sec.gov/Archives/edgar/data/1357615/000119312506230648/ds1a.htm.

The first portion of the “Dilution” section included on page 40 of the preliminary prospectus has been revised in Amendment No. 5 to the registration statement as follows:

DILUTION

The pro forma net tangible book value of our common stock as of September 30, 2006 was approximately $1,142 million, or $7.01 per share. Pro forma net tangible book value per share represents our total tangible assets less our total liabilities and our minority interest and divided by the aggregate number of shares of our common stock to be outstanding after this offering on a pro forma basis after giving effect to the 135,627-for-one split of our common stock effected in October 2006 in connection with this offering. Dilution in net tangible book value per share represents the difference between the amount per share of our common stock that new investors pay in this offering and the pro forma net tangible book value per share of our common stock immediately after this offering.

After giving effect to the sale by us of 27,840,000 shares of common stock in this offering at an assumed initial public offering price of $16.00 per share, the mid-point of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, the pro forma net tangible book value of our common stock as of September 30, 2006 would have been approximately $1,558 million, or $9.56 per share. This represents an immediate dilution in net tangible book value of $6.44 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution per share:

Assumed initial public offering price per share		$16.00
Pro forma net tangible book value per share as of September 30, 2006 (a)	$7.01
Increase in pro forma net tangible book value per share attributable to new investors	2.55

Pro forma net tangible book value per share after this offering (b)		9.56

Dilution in pro forma net tangible book value per share to new investors		$6.44

(a)	Determined by dividing our pro forma net tangible book value as of September 30, 2006 by 163,467,000, the total number of shares of our common stock to be outstanding after this offering.
(b)	Determined by dividing our pro forma net tangible book value, after giving effect to this offering, by 163,467,000, the total number of shares of our common stock to be outstanding after this offering.

The description of Devonport Management Limited, or “DML,” included on page 96 of the preliminary prospectus, has been updated in Amendment No. 5 to the registration statement as follows:

•	Devonport Management Limited owns and operates the Devonport Royal Dockyard located in Plymouth, England. We own 51% of DML. Balfour Beatty and Weir Group own the remaining interests. DML provides several services to the MoD, including sole-source contracting for nuclear refitting and refueling of the MoD’s nuclear submarine fleet, surface ship maintenance and upgrading, naval base management and operational services. We consolidate DML for financial accounting purposes. The MoD has asked for additional information regarding our stand-alone financial stability and assurances that our financial stability, after this offering and after a distribution by Halliburton to its stockholders of our common stock that it owns following this offering, will continue to satisfy the MoD’s requirements. The MoD has also expressed concern that the separation of KBR from Halliburton may not suit the MoD’s best interests and has expressed a desire to assess the governance arrangements at DML to ensure that DML has sufficient freedom to act in its and the MoD’s essential interests. The MoD has the right at any time to assume control of the dockyard operated by DML and to dispose of our interest in the dockyard on our behalf at fair value if the MoD deems it to be in the essential security interests of the United Kingdom. Please read “Risk Factors—Risks Related to Our Customers and Contracts—Our G&I segment is directly affected by spending and capital expenditures by our customers and our ability to contract with our customers” and “—Our results of operations depend on the award of new contracts and the timing of the performance of these contracts—Our customers and prospective customers will need assurances that our financial stability on a stand-alone basis is sufficient to satisfy their requirements for doing or continuing to do business with them.”

KBR has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that KBR has filed with the SEC for more complete information about KBR and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, KBR, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-221-1037.

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